Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

News from Xerox Holdings Corporation	Xerox Holdings Corporation 201 Merritt 7 Norwalk, CT 06851-1056 tel +1-203-968-3000

Xerox Sends Letter to HP

Xerox confirms intention to engage directly with HP shareholders in absence of mutual due diligence

NORWALK, Conn., November 26, 2019 — Xerox Holdings Corporation (NYSE: XRX) (“Xerox”) today sent a letter to the Board of Directors of HP Inc. (NYSE: HPQ) in response to HP’s November 24, 2019 letter to Xerox.

The full text of the letter sent to HP is as follows:

Dear Chip and Enrique,

Your refusal to engage in mutual due diligence with Xerox defies logic.

We have put forth a compelling proposal – one that would allow HP shareholders to both realize immediate cash value and enjoy equal participation in the substantial upside expected to result from a combination. Our offer is neither “highly conditional” nor “uncertain” as you claim. It does not contain a financing contingency, and the combined company is expected to have an investment grade credit rating.

The potential benefits of a combination between HP and Xerox are self-evident. Together, we could create an industry leader – with enhanced scale and best-in-class offerings across a complete product portfolio – that will be positioned to invest more in innovation and generate greater returns for shareholders.

The market clearly understands the industrial logic of this transaction. HP and Xerox shares are up 9.5% and 6.6%, respectively, since the date our proposal was first made public. We have already received inquiries from several HP shareholders and are encouraged by their interest in our offer.

Nevertheless, rather than engage with us in three weeks of customary mutual due diligence, HP continues to obfuscate and make misleading statements. It is important that we correct, for your benefit and that of HP’s shareholders, a few of the mischaracterizations from your last letter.

•

On February 5, 2019, Xerox announced a three-year strategic plan that was built on four initiatives: (i) optimizing operations, (ii) driving revenue, (iii) reenergizing innovation and (iv) focusing on cash flow and capital returns. We are already outperforming this plan. Through the first nine months of 2019, we have increased our guidance for adjusted earnings per share and free cash flow while also increasing investments in innovation and our core business, which is why our stock is up 96% year-to-date.

•

Your comment regarding total contract value is little more than a diversion. Your own public disclosure states that backlog information is “not a meaningful indicator of future business prospects” or “material to an understanding of our overall business.”

•

It is possible that the modest, expensive and time-consuming cost savings included in the restructuring plan you announced on October 3, 2019 (only $1 billion over three years at a cost of $1 billion in restructuring charges), has resulted in a lack of confidence in HP’s ability to realize the $2+ billion of synergies your team previously agreed could be achieved in a combination.

•

We monetized our illiquid interest in Fuji Xerox at over 20 times 2019 expected aggregate cash flow while favorably restructuring the terms of our sourcing relationship with Fuji Xerox to ensure continuity of supply, protect our high-value intellectual property and provide strategic flexibility. There is no “hole in Xerox’s portfolio” as a result of those transactions – just significantly more cash to support growth and greater flexibility in our sourcing terms.

While you may not appreciate our “aggressive” tactics, we will not apologize for them. The most efficient way to prove out the scope of this opportunity with certainty is through mutual due diligence, which you continue to refuse, and we are obligated to require.

We plan to engage directly with HP shareholders to solicit their support in urging the HP Board to do the right thing and pursue this compelling opportunity.

Sincerely,

John Visentin

Vice Chairman and CEO

Xerox Holdings Corporation

Citigroup Global Markets Inc. is acting as Xerox’s financial advisor and King & Spalding LLP is providing legal counsel to Xerox and the board of directors. Willkie Farr & Gallagher LLP is providing legal counsel to Xerox’s independent directors.

About Xerox

In the era of intelligent work, we’re not just thinking about the future, we’re making it. Xerox Holdings Corporation is a technology leader focused on the intersection of digital and physical. We use automation and next-generation personalization to redefine productivity, drive growth and make the world more secure. Every day, our innovative technologies and intelligent work solutions—Powered by Xerox®—help people communicate and work better. Discover more at www.xerox.com and follow us on Twitter at @Xerox.

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors”

section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

Media Contact:

Caroline Gransee-Linsey, Xerox, +1-203-849-2359, Caroline.Gransee-Linsey@xerox.com

Investor Contact:

Ann Pettrone, Xerox, +1-203-849-2590, Ann.Pettrone@xerox.com

Note: To receive RSS news feeds, visit https://www.news.xerox.com. For open commentary, industry perspectives and views, visit http://twitter.com/xerox, http://www.facebook.com/XeroxCorp, https://www.instagram.com/xerox/, http://www.linkedin.com/company/xerox, http://www.youtube.com/XeroxCorp.

Xerox® and Powered by Xerox® are trademarks of Xerox in the United States and/or other countries.